              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                           Form 11-K
                    _______________________


         [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934


              For the fiscal year ended December 31, 1993


                              OR


       [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition period from ________ to ________


                  Commission file number 1-8974


  _______________________________________________________________


      AlliedSignal Truck Brake Systems Company Savings Plan
                     901 Cleveland Street
                       Elyria, Ohio  44036

                (Full Title and Address of Plan)

  _______________________________________________________________


                        AlliedSignal Inc.
                        P. O. Box 4000
               Morristown, New Jersey  07962-2497


   (Name of Issuer of Securities Held Pursuant to the Plan and the Address of Its Principal Executive Office)





NOTE:   PURSUANT TO RULE 311(c) OF REGULATION S-T, THE
        FINANCIAL STATEMENTS ON PAGES F-3 THROUGH F-41 ARE BEING FILED UNDER COVER OF FORM SE.


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      AlliedSignal Truck Brake Systems Company Savings Plan

                  Index to Financial Statements


                                                      Page
                                                      ----

Report of Independent Accountants                     F-2



Statement of Financial Condition - as of
  December 31, 1993                                   F-3



Statement of Income and Changes in Plan Equity -
  for the period from October 16, 1993 to
  December 31, 1993                                   F-4

Notes to Financial Statements                    F-5 to F-41

                REPORT OF INDEPENDENT ACCOUNTANTS

June 3, 1994


To the Participants and Administrator of the AlliedSignal Truck Brake Systems Company Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of the AlliedSignal Truck Brake Systems Company Savings Plan at December 31, 1993, and the results of its operations and the changes in Plan equity for the period from October 16, 1993 (Plan inception) to December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator;
our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's administrator, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.





Price Waterhouse

                           Signatures
                           ----------

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 AlliedSignal Truck Brake Systems
                                 Company Savings Plan




                                 By:  /s/ Russell W. Hawkins
                                     ------------------------
                                     Russell W. Hawkins
                                     Staff Vice President - Benefits
                                     AlliedSignal Inc.

Date:  June 22, 1994

                         Exhibit Index
                         -------------


Exhibit No.                    Description
- - - - - -----------                    -----------


    I. Consent of Price Waterhouse, independent accountants, dated June 22, 1994.

EXHIBIT I



              CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-51031) of AlliedSignal Inc. of our report dated June 3, 1994 appearing on Page F-2 of this Form 11-K.




Price Waterhouse

Morristown, New Jersey
June 22, 1994